SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No....)*

Calypso Wireless, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

131720104
(CUSIP Number)

April 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131720104	13G	Page 2 of 7 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jimmy Williamson
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
			(b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	12,500,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	12,500,000
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

CUSIP No. 131720104	13G	Page 3 of 7 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jimmy Williamson, P.C. 76-0323692
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
			(b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION, Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	12,500,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	12,500,000
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 131720104	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Calypso Wireless, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 2500 N.W. 79th Avenue, Suite 220, Doral, Florida 33122.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by and on behalf of Jimmy Williamson, an individual resident of the state of Texas (“Williamson”), and Jimmy Williamson, P.C., a professional corporation organized under the laws of the State of Texas (“Williamson PC”). Williamson and Williamson PC are collectively referred to herein as the “Reporting Persons.”

Item 2(b). Address or Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 4310 Yoakum Boulevard, Houston, Texas 77006.

Item 2(c). Citizenship:

Williamson is a citizen of the United States of America.

Williamson PC is a professional corporation organized under the laws of the State of Texas.

Item 2(d). Title of Class of Securities:

The class of securities of the Issuer beneficially owned by the Reporting Persons is common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

The Issuer’s CUSIP number for the Common Stock is 131720104.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 131720104	13G	Page 5 of 7 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover pages of this Schedule 13G.

(b)	Percent of Class:

See Row 11 of the cover pages of this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover pages of this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover pages of this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover pages of this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover pages of this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A attached hereto stating the identity of each member of the group responsible for the filing of this Schedule 13G.

CUSIP No. 131720104	13G	Page 6 of 7 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 131720104	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2008
/s/ Jimmy Williamson
JIMMY WILLIAMSON

JIMMY WILLIAMSON, P.C.

	By:	/s/ Jimmy Williamson

	Name:	Jimmy Williamson

	Title:	President

EXHIBIT A

As required by Item 8 of Schedule 13G this exhibit identifies the members of the group filing this Schedule 13G. This Schedule 13G is being filed by a group comprised of Jimmy Williamson, an individual resident of the state of Texas, and Jimmy Williamson, P.C., a professional corporation organized under the laws of the State of Texas.